UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 17, 2009
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated April 22, 2009, reporting the Corporation's results of operations for the quarter ended March 31, 2009.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(e)   As described below, in connection with providing that, effective December 31, 2009, no future compensation and benefit service will be accrued under the Pension Plan (the "Pension Plan") of Kimberly-Clark Corporation (the "Corporation"), the Supplemental Benefit Plan and the Second Supplemental Benefit Plan to the Pension Plan (the "Supplemental Plans") were amended on April 17, 2009 to provide that no future compensation and benefit service will be accrued under the Supplemental Plans after December 31, 2009.

In addition, in connection with the discontinuation of contributions for future plan years under the Corporation's Incentive Investment Plan and the Retirement Contribution Plan described below, the Corporation's Retirement Contribution Excess Benefit Program (the "Supplemental Retirement Contribution Program") was amended to provide that all credits to participant accounts would be discontinued for future plan years.

These amendments will not affect benefits earned by participants prior to January 1, 2010. The amendments to the Supplemental Plans and the Supplemental Retirement Contribution Program are attached as Exhibit No. (10)u.

Item 8.01   Other Events

On April 17, 2009, the Corporation took the following actions, effective December 31, 2009:

- no future compensation and benefit service under the Pension Plan will be accrued (other than for certain employees subject to collectively bargained agreements),

- no future compensation and benefit service under the Supplemental Plans will be accrued,

- all contributions to the Incentive Investment Plan and the Retirement Contribution Plan will be discontinued for future plan years (other than for certain employees subject to collectively bargained agreements), and

- all credits to participant accounts will be discontinued under the Supplemental Retirement Contribution Program for future plan years.

The Corporation also intends, effective January 1, 2010, to:

- adopt a defined contribution plan under Section 401 of the Internal Revenue Code that would provide for a matching contribution by the Corporation of 100 percent of an employee's contribution to the plan, to a maximum four percent per year of eligible compensation, as well as a discretionary profit sharing contribution of up to a maximum of six percent per year of eligible compensation, in which the Corporation's contributions would be based on the Corporation's profit performance, and

- amend the Supplemental Retirement Contribution Program to provide a corresponding supplemental plan benefit to the defined contribution plan described above to fulfill the intent of the plan without regard to the limitations imposed by the Internal Revenue Code on qualified defined contribution plans.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No. (10)u. Amendments to the Supplemental Benefit Plan and the Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan and to the Retirement Contribution Excess Benefit Program.

Exhibit No. 99.1. Press release issued by Kimberly-Clark Corporation on April 22, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: April 22, 2009   By: /s/ Mark A. Buthman
                                              Mark A. Buthman
                                              Senior Vice President and
                                              Chief Financial Officer

EXHIBIT INDEX

Exhibit No. (10)u. Amendments to the Supplemental Benefit Plan and the Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan and to the Retirement Contribution Excess Benefit Program.

Exhibit No. 99.1. Press release issued by Kimberly-Clark Corporation on April 22, 2009.

AUTHORIZATION
BY
THE CHIEF EXECUTIVE OFFICER
OF
KIMBERLY-CLARK CORPORATION

WHEREAS, Kimberly-Clark Corporation (the "Corporation") maintains the Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan (the "Supplemental Plan"), the Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan (the "Second Supplemental Plan") (collectively, the "Supplemental Plans"), the Kimberly-Clark Corporation Retirement Contribution Excess Benefit Program (the "RCP Excess Program") (collectively, the "Plans") and the Kimberly-Clark Corporation Pension Plan (the "Retirement Plan");

WHEREAS, the Corporation wishes to discontinue all future compensation and benefit service accruals under the Supplemental Plans after December 31, 2009;

WHEREAS, the Corporation also wishes to discontinue all new Retirement Contribution credits to participant individual accounts under the RCP Excess Program for plan years beginning after December 31, 2009;

WHEREAS, pursuant to Section 7 of the Supplemental Plan, Section 5 of the Second Supplemental Plan and Section 8.1 of the RCP Excess Program, the Corporation may amend the Plans any time by action of the Corporation's Board of Directors; and

WHEREAS, Management Development and Compensation Committee of the Board of Directors of the Corporation at its February 26, 2009 meeting, has delegated authority to the Chief Executive Officer to review, make the determination and take any action to freeze the future accrual of benefits under the Retirement Plan, and has authorized and delegated to the Chief Executive Officer authority to amend the Plans.

NOW, THEREFORE, the Plans are hereby amended, effective as of December 31, 2009 as follows:

> RESOLVED that I, Thomas J. Falk, Chief Executive Officer of Kimberly-Clark Corporation (the "Corporation"), pursuant to the authority granted to me by the Management Development and Compensation Committee of the Board of Directors of the Corporation at its February 26, 2009 meeting, by the Board of Directors of the Corporation at its November 12-13, 2008 meeting, and the authority granted under the provisions of the Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan (the "Supplemental Plan"), the Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan (the "Second Supplemental Plan") and the Kimberly-Clark Corporation Retirement Contribution Excess Benefit Program (the "RCP Excess Program") (collectively, the "Plans"), hereby approve and adopt the following resolutions and amendments to the Plans, effective as of April 17, 2009.

> RESOLVED, that the Supplemental Plan is hereby amended to add a new Section 10 to read as set forth in Exhibit A attached hereto.

> RESOLVED, that the Second Supplemental Plan is hereby amended to add a new Section 8 to read as set forth in Exhibit A attached hereto.

RESOLVED, that the RCP Excess Program is hereby amended to add a new subsection 3.6 to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, the Chief Executive Officer has signed this Authorization and caused the above Plans to be amended as of April 17, 2009.

/s/ Thomas J. Falk
Thomas J. Falk
Chief Executive Officer

Dated: April 17, 2009

EXHIBIT A

Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan

10.   Notwithstanding any other provision of this Plan, no additional benefit shall accrue under this Plan with respect to any compensation and benefit service accruals under the Retirement Plan with respect to plan years beginning after December 31, 2009. An Employee who commences employment with an Employer after December 31, 2009 will not be eligible to participate or to accrue a benefit under this Plan.

Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan

8.   Cessation of Future Compensation and Benefit Service Accruals

Notwithstanding any other provision of this Second Supplemental Pension Plan, no additional Benefit shall accrue under this Second Supplemental Pension Plan with respect to any compensation and benefit service accruals under the Retirement Plan with respect to plan years beginning after December 31, 2009. An Employee who commences employment with an Employer after December 31, 2009 will not be eligible to participate or to accrue a benefit under this Second Supplemental Pension Plan.

Kimberly-Clark Corporation Retirement Contribution Excess Benefit Program

3.6   Notwithstanding any other provision of the Excess Plan or the SRP, as applicable, no additional Retirement Contributions shall be credited to the Individual Account of a Participant under the Excess Plan or the SRP with respect to plan years after December 31, 2009. Although no additional Retirement Contributions shall be credited to the Individual Account of a Participant under the Excess Plan or the SRP with respect to plan years after December 31, 2009, the Corporation shall continue to credit each Participant's Individual Account with earnings, gains and losses as if such accounts were invested among the Investment Funds according to the Participant's elections under this Program. No additional Participants will be eligible to participate or to accrue a benefit under this Program after December 31, 2009.

David J. Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK ANNOUNCES FIRST QUARTER 2009 RESULTS

1Q Net Sales Decreased Approximately 7 Percent to $4.5 Billion;
EPS Were $0.98 Compared With GAAP-basis EPS of $1.04 and Adjusted EPS of $1.08 in 1Q '08;
Cash Provided By Operations Rose 56 Percent

Currency Effects Reduced 2009 Sales by 10 Percent and Negatively Affected Earnings Comparisons
by About 30 Cents Per Share; Pension Expense Higher by 8 Cents Per Share, As Expected

Company Reaffirms Previous Earnings Guidance for the Full Year of 2009

DALLAS, April 22, 2009—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the first quarter of 2009 decreased 6.6 percent to $4.5 billion, as the effect of weaker foreign currency exchange rates more than offset organic sales growth of 3-plus percent. The growth in organic sales was driven by higher net selling prices, which increased approximately 6 percent, partially offset by a decline in overall sales volumes of nearly 3 percent. The lower sales volumes reflect challenging economic conditions in North America and Europe, particularly affecting the company's K-C Professional and Consumer Tissue businesses, as well as the child care category in Personal Care. Meanwhile, sales volumes in developing and emerging markets rose about 2 percent.

Diluted net income per share for the quarter was $0.98 compared with $1.04 and adjusted earnings of $1.08 in the prior year. During the quarter, the company delivered continued double-digit organic sales growth in developing and emerging markets, realized improved net selling prices in North America and Europe, and also benefited from lower costs stemming from commodity cost deflation and cost savings initiatives. These positive factors contributed to an increase in gross profit margin of approximately 200 basis points versus the year-ago quarter, more than offsetting higher costs for production curtailment and pension expense. Operating profit and earnings per share, however, were down compared with the prior year, mainly as a result of unfavorable currency effects and the decline in overall sales volumes. Currency translation and transaction losses reduced earnings in the first quarter by about 30 cents per share compared with the prior year. The increase in pension expense in the first quarter was equivalent to approximately 8 cents per share.

Adjusted earnings per share in the first quarter of 2008 exclude charges for strategic cost reductions to streamline the company's operations. Additional detail on this item and further information about adjusted earnings per share and why the company uses this non-GAAP financial measure are provided

- more -

later in this news release.

Chairman and Chief Executive Officer Thomas J. Falk said, "Business conditions in the first quarter proved to be somewhat more challenging than we predicted earlier this year, with significant headwinds from weak global economies and volatile currency fluctuations impacting our results. Despite the difficult environment, we made progress in several areas during the quarter. We continued to pursue our targeted growth initiatives and build our brands. We improved profitability in our Personal Care, Consumer Tissue and Health Care businesses, indicating that our focus on increasing margins is starting to pay off. We delivered continued double-digit organic top-line growth in developing and emerging markets. We also generated strong cash flow, including early benefits from our efforts to improve working capital. While this progress is encouraging, we are not yet where we need to be. We are committed to overcome the challenges facing us and deliver improved bottom-line results."

Review of first quarter sales by business segment

Sales of **personal care** products declined 3.4 percent compared with the first quarter of 2008. Net selling prices increased 6 percent, and sales volumes and product mix both improved 1 percent, while weaker currencies reduced sales by more than 11 percent.

Personal care sales in North America increased about 2 percent versus the year-ago quarter, as improvements in net selling prices and product mix of 5 percent and 1 percent, respectively, were partially offset by decreases in sales volumes and unfavorable currency effects of 2 percent each. The higher selling prices resulted from increases implemented during 2008 across all categories, net of increased competitive promotional activity, mainly for Huggies diapers. Although product innovations contributed to solid volume gains for Depend and Poise adult care products, sales volumes for the company's child care and baby wipes brands were down high single digits, due in part to a slowdown in category sales. Meanwhile, first quarter sales volumes of Huggies diapers and Kotex feminine care products declined slightly.

In Europe, personal care sales fell approximately 22 percent in the quarter. Currency exchange rates, down 19 percent, accounted for most of the decrease. Sales volumes were down about 3 percent compared with the prior year primarily as a result of lower sales of child care products, and net selling prices were down less than 1 percent. Although sales volumes for Huggies diapers were little changed across the region, they were up in the growing Central European markets, but down in the company's four core markets of the U.K., France, Italy and Spain.

In developing and emerging markets, personal care sales decreased about 5 percent, as continued robust growth in organic sales was more than offset by negative currency effects of 20 percent. Sales volumes increased approximately 5 percent, while net selling prices improved nearly 9 percent and product mix was better by approximately 1 percent. The growth in organic sales was broad-based, with particular strength in China, South Korea, Russia, Turkey, South Africa, Vietnam, Brazil and the Andean

region in Latin America.

Sales of **consumer tissue** products declined 7.8 percent in the first quarter. Although net selling prices increased approximately 6 percent and product mix was favorable by 1 percent, overall sales volumes were down 5 percent compared with the prior year and unfavorable currency exchange rates reduced sales by more than 10 percent.

In North America, sales of consumer tissue products increased about 1 percent in the first quarter, as an increase in net selling prices of more than 5 percent and improved product mix of about 2 percent were mostly offset by a 5 percent decline in sales volumes and currency effects of 1 percent. The improvement in net selling prices reflects list price increases implemented across the bathroom tissue, paper towel and facial tissue categories during 2008, partially offset by an increase in competitive promotional activity. The lower sales volumes reflect the company's focus on improving revenue realization, as well as slower category growth and consumer trade-down. For the quarter, volume levels were down high-single digits across the Viva and Scott paper towel brands and mid-single digits for Kleenex facial tissue. Overall bathroom tissue sales volumes were down low-single digits, as higher Scott Tissue volumes were more than offset by lower Cottonelle volumes.

In Europe, consumer tissue sales dropped nearly 21 percent compared with the first quarter of 2008, on weaker foreign currency exchange rates of approximately 18 percent. Sales volumes were down more than 6 percent, due mainly to lower sales of Andrex and Scottex bathroom tissue in response to higher prices and continued softness in category sales, particularly in the U.K. Net selling prices improved 3 percent, primarily for bathroom tissue in most markets across the region, and product mix also was better by 1 percent.

Consumer tissue sales in developing and emerging markets were lower by more than 11 percent, driven by unfavorable currency effects of approximately 19 percent and a 4 percent decline in sales volumes. These factors more than offset a double-digit increase in net selling prices, as the company raised prices in most markets over the past year to recover higher raw materials costs.

Sales of **K-C Professional (KCP) & other** products decreased 14.5 percent compared with the first quarter of 2008. Overall sales volumes fell more than 9 percent, changes in foreign currency rates also reduced sales by 9 percent and product mix was unfavorable by about 1 percent, partially offset by a 5 percent improvement in net selling prices. Economic weakness and rising unemployment levels in North America and Europe had a significant effect on KCP's categories in the first quarter. In North America, sales declined approximately 10 percent. While net selling prices rose by 5 percent, sales volumes declined nearly 13 percent, and product mix and currency effects both were negative by about 1 percent. In Europe, KCP's sales went down 24 percent in the first quarter, as sales volumes were almost 10 percent lower, product mix was off 1 percent and weaker currencies depressed sales by about 17 percent. These factors were partially offset by a 4 percent benefit from price increases implemented during 2008.

Across developing and emerging markets, sales were down about 12 percent, primarily reflecting adverse currency effects of almost 19 percent, while sales volumes and net selling prices were higher by approximately 2 percent and 6 percent, respectively.

Sales of **health care** products were unchanged in the first quarter, as growth in sales volumes of 4 percent was offset by unfavorable currency exchange rates. The improvement in sales volumes was driven by mid-single digit growth in North America, with particular strength in sales of exam gloves, and double-digit growth in developing and emerging markets. Sales volumes in Europe, however, were down mid-single digits.

Other first quarter operating results

Operating profit was $628 million in the first quarter of 2009, down about 5 percent from $664 million in 2008, but down nearly 9 percent compared with prior year adjusted operating profit of $688 million. The latter amount excludes net charges incurred in 2008 for the company's strategic cost reduction plan.

In addition to the effects of higher net selling prices and lower sales volumes, there were several other significant factors affecting year-over-year operating profit comparisons. As previously mentioned, lower commodity costs and successful cost savings efforts benefited first quarter results. Deflation in key cost inputs amounted to approximately $75 million overall versus 2008, including about $65 million in lower fiber costs, $20 million for raw materials other than fiber, primarily polymer resins and other oil-based materials and $10 million in distribution costs, partially offset by about $20 million of higher energy costs. Cost savings in the quarter from the company's FORCE (Focused On Reducing Costs Everywhere) program and strategic cost reduction plan totaled $24 million and $21 million, respectively. At the same time, production curtailments to control inventory levels reduced operating profit by approximately $90 million compared with the year-ago quarter. The downtime helped the company decrease inventories, which went down by more than $300 million during the quarter. Pension expense rose by $46 million in the first quarter, as expected, with a majority of the increase reflected in cost of sales.

Meanwhile, currency losses reduced first quarter operating profit by approximately $150 million in 2009 versus 2008. Translation losses arising from changes in currency exchange rates totaled more than $65 million, with a number of key currencies weakening by more than 20 percent versus the U.S. dollar. In addition, other (income) and expense, net in the first quarter was a net expense of $77 million in 2009 compared with income of $7 million in 2008. The increase was driven by currency transaction losses totaling $76 million in the current year, whereas currency gains were mainly responsible for the net benefit in the prior year. Approximately two-thirds of the transaction losses incurred in 2009 related to conversion of local currency cash balances to U.S. dollars at certain operations in Latin America where currency exchange restrictions are in place. Actions are underway to deliver further improvement in business results at these operations in order to mitigate the effects of the restrictions.

The company's effective tax rate for the first quarter of 2009 was 29.1 percent, consistent with the anticipated full year range of 28 to 30 percent. In the year-ago quarter, the effective tax rate was 27.6 percent and the adjusted effective tax rate, excluding the effects of charges for the company's strategic cost reduction plan, was 27.8 percent. A reconciliation of the 2008 effective tax rate calculation is provided in a separate section of this news release.

Kimberly-Clark's share of net income of equity companies in the first quarter decreased to $32 million from $43 million in 2008, mainly as a result of lower net income at Kimberly-Clark de Mexico, S.A.B. de C.V. (KCM). Although KCM delivered high single-digit organic sales growth and improved its gross profit margin, operating profit and net income comparisons were adversely affected by currency translation and transaction losses, including losses on U.S. dollar-denominated liabilities. Compared with the first quarter of 2008, the Mexican peso depreciated by an average of approximately 25 percent versus the U.S. dollar. Kimberly-Clark's share of currency effects at KCM totaled about $18 million for the quarter, equivalent to approximately 4 cents per share. KCM has recently taken steps to hedge a significant portion of its U.S. dollar liability exposure.

Net income attributable to noncontrolling interests (formerly minority owners' share of subsidiaries' net income) was $24 million in the first quarter of 2009 compared with $35 million in the prior year. The decrease was primarily due to noncontrolling interests' share of the above-mentioned currency losses in Latin America, along with the acquisition of the remaining interest in the company's Andean affiliate in late January 2009.

Cash flow and balance sheet

Cash provided by operations in the first quarter totaled $692 million, an increase of approximately 56 percent from $444 million in the prior year. The improvement was driven by a significant reduction in the company's investment in working capital, particularly inventories, compared with the year-ago quarter, partially offset by lower cash earnings. First quarter contributions to the company's defined benefit pension plans totaled $90 million in 2009 versus $36 million in 2008. Capital spending for the quarter was $211 million compared with $221 million in the prior year and in line with the company's target for spending of $800 to $850 million for the full year of 2009. Consistent with its previously announced plans for 2009, the company did not repurchase any shares of its common stock during the first quarter.

Total debt and redeemable securities was $7.2 billion at March 31, 2009 compared with $7.0 billion at the end of 2008.

Outlook

The company updated several key planning and guidance assumptions for 2009, as follows:

- Organic sales growth of 1 to 2 percent, somewhat below previous expectations as overall sales volumes are now anticipated to be flat to down slightly for the year instead of flat to up slightly.

Year-over-year net selling prices are still expected to be up approximately 2 to 3 percent and product mix should be flat to up modestly.

- Net sales decline of 6 to 8 percent. Currency is expected to reduce sales for the full year by approximately 8 to 9 percent, assuming exchange rates remain in line with first quarter levels.

- Deflation in key cost inputs of approximately $600 to $700 million. This compares to the company's previous expectation for $300 million of cost deflation and reflects estimated average market pricing for benchmark northern softwood pulp of approximately $660 per metric ton and oil prices averaging $45 to $55 per barrel for the balance of the year. As previously noted, weaker currency exchange rates versus 2008 reduce the potential benefit of forecasted declines in dollar-based input costs for operations outside the U.S.

- Pension expense of approximately $255 million across all company defined benefit plans, down approximately $40 million from the original plan for the year, with virtually all of the reduction in expense coming in the second half of the year. The decrease is a result of the company's decision to freeze plan benefits for all U.S. non-union employees effective December 31, 2009. Cash contributions to the plans in 2009 are not affected by this change and therefore are still expected to total about $530 million versus $130 million in 2008.

- Year-over-year currency translation and transaction losses for consolidated operations of $425 to $500 million versus the previous assumption for losses in a range of $250 to $325 million. Most of the increase is due to an expectation for higher transaction losses based on the company's experience in the first quarter.

Commenting on the outlook, Falk said, "We expect the external environment will remain challenging throughout the balance of the year. While we are encouraged that commodity costs have declined and have begun to positively impact our gross margins, economic weakness is impacting demand for our products. Moreover, currency effects have become a more significant drag than we anticipated heading into the year. Overall, we remain mindful of the potential for unexpected changes in consumer demand or net selling prices for our products and further volatility in currency exchange rates and our input costs.

"That said, we are confident in our strategic direction. We plan to continue to do the right things for the long-term health of our businesses and effectively manage those factors which we can control. We will continue to invest in our brands and build our capabilities in marketing, innovation and customer development to improve our competitive position and drive sustainable growth, while at the same time staying focused on increasing margins and maximizing cash flow in the short term. In addition, we intend to further improve inventory levels; as a result, production curtailment will be higher than previously anticipated. Moreover, in this environment, we must also be flexible enough to adjust our plans to deliver the best possible results. In fact, we have already begun to generate incremental savings, particularly in

product sourcing and supply chain costs, with additional plans underway to drive even greater efficiencies throughout our organization.

"All things considered, we are on track with our plan for the year and continue to expect earnings per share in 2009 will be in a range of $4.00 to $4.20, even though some of our planning assumptions have changed considerably. We also continue to believe that earnings per share in the first half of the year are likely to be down versus 2008, with improvement expected in the second half of the year."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures in 2008 that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures.

- adjusted earnings and earnings per share
- adjusted operating profit
- adjusted effective tax rate

These non-GAAP financial measures exclude certain items that are included in the company's earnings, earnings per share, operating profit and effective tax rate calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of SEC Regulation G, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors uses these non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise

contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

We calculated adjusted earnings, adjusted earnings per share, adjusted operating profit and adjusted effective tax rate in 2008 by excluding from the comparable GAAP measure charges related to our strategic cost reduction plan for streamlining the company's operations. The nature of and basis for the adjustments are described below:

- *Strategic cost reduction plan.* In July 2005, the company authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and was completed as of December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Adjusted effective tax rate.* In the analysis of its effective tax rate, the company excludes the effects of charges for the strategic cost reduction plan. We believe that adjusting for these items provides improved insight into the tax effects of our ongoing business operations.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measure. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 137-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including economic conditions, anticipated currency rates and exchange risk, cost savings, changes in finished product selling prices, anticipated raw material and energy costs, anticipated benefits related to the strategic cost reduction plan, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2008 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

	Three Months Ended March 31		
	2009	2008	Change
Net Sales	$ 4,493	$ 4,813	- 6.6%
Cost of products sold	3,039	3,357	- 9.5%
Gross Profit	1,454	1,456	- 0.1%
Marketing, research and general expenses	749	799	- 6.3%
Other (income) and expense, net	77	(7)	N.M.
Operating Profit	628	664	- 5.4%
Interest income	8	8	-
Interest expense	(73)	(74)	- 1.4%
Income Before Income Taxes and Equity Interests	563	598	- 5.9%
Provision for income taxes	(164)	(165)	- 0.6%
Income Before Equity Interests	399	433	- 7.9%
Share of net income of equity companies	32	43	- 25.6%
Net Income	431	476	- 9.5%
Net income attributable to noncontrolling interests[a]	(24)	(35)	- 31.4%
Net Income Attributable to Kimberly-Clark Corporation[a]	$ 407	$ 441	- 7.7%
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation[a]	$ .98	$ 1.04	- 5.8%

[a] Effective January 1, 2009, the Corporation adopted Statement of Financial Accounting Standard No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51 ("SFAS 160"), as required. Prior year amounts have been recast to conform to the requirements of SFAS 160.

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Three Months Ended March 31 2008
Cost of products sold	$ 12
Marketing, research and general expenses	11
Other (income) and expense, net	1
Provision for income taxes	(8)
Net Charges	$ 16

2. Other Information:

	Three Months Ended March 31	
	2009	2008
Cash Dividends Declared Per Share	$ .60	$ .58

	March 31	
Common Shares (Millions)	2009	2008
Outstanding, as of	413.9	419.1
Average Diluted for:		
Three Months Ended	415.9	423.6

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	March 31 2009	December 31 2008
Cash and cash equivalents	$ 592	$ 364
Accounts receivable, net	2,385	2,492
Inventories	2,187	2,493
Total current assets	5,505	5,813
Total assets	17,573	18,089
Accounts payable	1,427	1,603
Debt payable within one year	1,314	1,083
Total current liabilities	4,780	4,752
Long-term debt	4,875	4,882
Redeemable securities of subsidiaries	1,046	1,043
Stockholders' equity	3,813	4,250

	Three Months Ended March 31	
Preliminary Cash Flow Data:	2009	2008
Cash provided by operations	$ 692	$ 444
Cash used for investing	$ (447)	$ (170)
Cash used for financing	$ (17)	$ (219)
Depreciation and amortization	$ 177	$ 200
Capital spending	$ 211	$ 221
Cash dividends paid	$ 240	$ 224

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Strategic Cost Reductions. Corporate & Other includes the costs related to the Strategic Cost Reductions.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard and Kimcare brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks, exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED MARCH 31
(Millions of dollars)

		Three Months Ended March 31		
		2009	2008	Change
NET SALES:				
Personal Care	$	1,977 $	2,046	- 3.4%
Consumer Tissue		1,574	1,707	- 7.8%
K-C Professional & Other		651	761	- 14.5%
Health Care		298	298	-
Corporate & Other		13	22	N.M.
Intersegment Sales		(20)	(21)	N.M.
Consolidated	$	4,493 $	4,813	- 6.6%
OPERATING PROFIT:				
Personal Care	$	442 $	428	+ 3.3%
Consumer Tissue		194	156	+ 24.4%
K-C Professional & Other		80	97	- 17.5%
Health Care		48	46	+ 4.3%
Corporate & Other[(a)]		(59)	(70)	- 15.7%
Other income and (expense), net[(a)(b)]		(77)	7	N.M.
Consolidated	$	628 $	664	- 5.4%

[(a)] For the period ended March 31, 2008, Corporate & Other includes $(23) million and Other income and (expense), net includes $(1) million of pretax amounts for the strategic cost reductions.

[(b)] For the period ended March 31, 2009, Other income and (expense), net includes $(76) million of currency transaction losses versus gains of $12 million in 2008.

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED MARCH 31

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

| | Three Months Ended March 31, 2009 | | | | |
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	(6.6)	(3)	6	-	(10)
Personal Care	(3.4)	1	6	1	(11)
Consumer Tissue	(7.8)	(5)	6	1	(10)
K-C Professional & Other	(14.5)	(9)	5	(1)	(9)
Health Care	-	4	-	-	(4)

[1] Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Three Months Ended March 31, 2008	
	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 457	$ 1.08
Adjustments for:		
Strategic Cost Reduction charges	(16)	(.04)
Net Income Attributable to Kimberly-Clark Corporation	$ 441	$ 1.04

OPERATING PROFIT SUMMARY:

Three Months Ended March 31, 2008	
Adjusted Operating Profit	$ 688
Adjustments for:	
Strategic Cost Reduction charges	(24)
Operating Profit	$ 664

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars)

Effective Income Tax Rate Reconciliation:

	Three Months Ended March 31, 2008	
	As Reported	Excluding Adjustments[1]
Income Before Income Taxes	$ 598	$ 622
Provision for Income Taxes	165	173
Effective Income Tax Rate	27.6%	
Adjusted Effective Income Tax Rate		27.8%

[1] Charges for Strategic Cost Reductions.

Investor Relations contacts: Mike Masseth, 972-281-1478, mmasseth@kcc.com
                               Paul Alexander, 972-281-1440, palexand@kcc.com
Media Relations contact: Dave Dickson, 972-281-1481, ddickson@kcc.com

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